Alexco Resource Corp.
Management’s Discussion and Analysis
For Period Ended December 31, 2010

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated February 8, 2011 and provides an analysis of Alexco’s unaudited interim consolidated financial results for the three and six month periods ended December 31, 2010 (“F2011-Q2”) compared to the same period in the previous year (“F2010-Q2”).

The following information should be read in conjunction with the Corporation’s December 31, 2010 unaudited interim consolidated financial statements with accompanying notes (“F2011-Q2 Interim F/S”) and with the Corporation’s audited consolidated financial statements with accompanying notes and related MD&A for the year ended June 30, 2010, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollar figures are expressed in Canadian dollars unless otherwise stated. The accounting policies have been consistently followed in preparation of these consolidated financial statements as outlined in the Corporation’s June 30, 2010 audited consolidated financial statements, subject to the effects if any of the adoption of new accounting standards as outlined in the F2011-Q2 Interim F/S. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on SEDAR at www.sedar.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding exploration projects on Alexco’s mineral properties has been prepared by or under the supervision of Stan Dodd, L.Geo., a Senior Geologist with Alexco, while technical information regarding mine development and operations at Bellekeno has been prepared by or under the supervision of Thomas Fudge, P.E., Senior Vice President, Engineering and Corporate Development for Alexco, both Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Overall Performance

During F2011-Q2, Alexco achieved the most significant milestone in its corporate history, declaring commercial production to have commenced as of January 1, 2011 at the Bellekeno silver-lead-zinc underground mine and ore processing complex, located in the Keno Hill Silver District in Canada’s Yukon Territory. Commissioning was completed with both mine and mill achieving operating throughput averaging 250 tonnes per day of ore for 30 days, and this activity also satisfied the initial completion test under Alexco’s silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”). In early December, 2010, Alexco announced the execution of lead and zinc off-take agreements with Glencore Ltd., Stamford and initiated shipments of concentrate from Bellekeno, and by December 31, 2010 had shipped 326 tonnes of lead and zinc concentrate to a North American smelter.

Alexco’s 2010 field exploration program at its Keno Hill properties was wrapped up by mid December entailing approximately 25,000 meters of surface drilling for the calendar year, in addition to 4,900 meters of underground diamond drilling at Bellekeno. Major areas of focus for the surface program included the historical mine areas of Silver King, Lucky Queen, Onek and Flame & Moth, as well as “new” target areas including the McQuesten valley and a mineralized structural zone near the historical Bermingham mine. Results from the 2010 program are being released as they become available, and will continue to be released over the course of the coming months.

Separately, the Corporation’s environmental consulting services business, the Alexco Environmental Group (“AEG”), recognized revenues of $1,733,000 during F2011-Q2 compared to $938,000 in F2010-Q2, while gross profit for F2011-Q2 was $469,000 for a margin of 27.1% compared to a gross profit in F2010-Q2 of $116,000 for a margin of 12.4% . The 85% increase in revenues over the comparative quarter is attributed primarily to increased services provided to Government within the Keno Hill district, particularly accelerated closure reclamation activities and increased closure reclamation plan development activities, as well as to growth in the level of services provided to AEG’s private sector clients.

The Corporation’s cash and cash equivalents, including short term restricted cash and deposits, at December 31, 2010 totaled $46,137,000 compared to $27,615,000 at June 30, 2010, while net working capital totaled $46,707,000 compared to $20,669,000 for the same dates respectively. The increases in cash and net working capital primarily reflect net cash proceeds of $38.9 million received from a bought deal equity financing completed in December 2010, partially offset by expenditures on the 2010 exploration program within the Keno Hill district, as well as the impact of short term timing differences between the accrual of expenditures pertaining to the development, construction and commissioning of Bellekeno and the draw-down of Silver Wheaton deposit funds as finance for those expenditures.

Results of Operations

Keno Hill Silver District

Substantially all of the Corporation’s exploration and development activities during the three months ended December 31, 2010 have been conducted on its Keno Hill Silver District properties. The Keno Hill Silver District is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). The Corporation is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of the Corporation’s activities within the Keno Hill district including exploration, care and maintenance, district closure activities and mine production.

The Corporation’s Keno Hill properties consist of approximately 24,300 hectares of mining leases, quartz claims and crown grants containing numerous occurrences of mineral deposits and prospects, including more than 35 historical silver mines. The Yukon Government's published Minfile database states that between 1941 and 1989, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.52 ounces per ton silver, 5.62% lead and 3.14% zinc. Mine operations closed down in 1989 when the former owner, United Keno Hill Mines Limited, put the district on care and maintenance in the face of rising costs and environmental regulatory pressures. The majority of the Corporation’s mineral property interests within the Keno Hill district were acquired in 2006 by way of a purchase of assets from the interim receiver of United Keno Hill Mines Limited and its subsidiary, UKH Minerals Limited (collectively, “UKHM”). The Corporation’s mineral interest holdings in the Keno Hill Silver District comprise a number of properties, including but not limited to Bellekeno, Onek, Silver King, Lucky Queen, McQuesten and the historical Elsa tailings.

Bellekeno Property

As announced in the news release dated January 6, 2011 entitled “Alexco Achieves Commercial Production at Bellekeno”, the Corporation declared commercial production to have been achieved as of January 1, 2011 at its Bellekeno underground mine and ore processing complex. Commissioning of the Bellekeno conventional flotation plant and underground mine, initiated in late September 2010, was completed at the end of December with both mine and mill achieving an average throughput of 250 tonnes per day of ore for 30 days. This activity also satisfied the initial completion test under the Corporation’s silver purchase agreement with Silver Wheaton.

Development and construction of the Bellekeno mine and mill was initiated in November 2009, based on a Development Plan outlining a project with a pre-tax net present value to Alexco of $31.9 million at 8% per annum over an initial mine life of approximately four years, determined on metal prices of US$15.16 per ounce for silver, US$996 per ounce for gold, US$0.72 per pound for lead and US$0.85 per pound for zinc and a USD/CAD exchange rate of $0.92, and incorporating the terms of the silver purchase agreement with Silver Wheaton (see news release of November 11, 2009 entitled “Alexco Completes Positive Bellekeno Mine Development Plan, Silver Wheaton Concurs – Initiation of Construction Approved”). Mining and milling operations will be carried out year-round at a base-plan production rate of 250 tonnes per day, with mining accomplished by a mining contractor using predominantly cut-and-fill mining methods augmented with some minor shrink stoping to optimize high grade mineralization extraction and manage dilution.

From construction initiation in November 2009 through to December 31, 2010, the construction and development costs for the Bellekeno mine, including costs through the commissioning phase, totaled approximately $48.2 million, net of $1.5 million in revenue from concentrate sales recognized during that period. Of these costs, approximately $12.3 million were funded by Alexco, with the remainder funded through the US$35 million deposit amount being paid by Silver Wheaton under its silver purchase agreement with Alexco (an additional US$15 million deposit amount having been received from Silver Wheaton prior to the initiation of construction). A total of US$32.6 million of such deposit funds had been received from Silver Wheaton as of December 31, 2010, and the final deposit amount of US$2.5 million was received in January 2011 following satisfaction of the initial completion test.

In early December, 2010, Alexco announced the execution of lead and zinc off-take agreements with Glencore Ltd., Stamford (“Glencore”), a branch of a wholly owned subsidiary of the Swiss-based international natural resources group Glencore International AG. Shipments of concentrate from Bellekeno were initiated at the same time, and by December 31, 2010 a total of 326 tonnes of lead and zinc concentrate had been delivered to a North American smelter, and a further 588 tonnes of concentrate were either awaiting transportation or were in transit to the smelter. Revenue recognized through December 31, 2010 in respect of deliveries totaled $1,543,000, which amount has been credited as a reduction of the deferred mine development costs for Bellekeno as it related to the period prior to the declaration of commencement of commercial production. The following is a summary of production by metal and sales volumes by payable metal during the pre-commercial production period, being the commissioning phase initiated during F2011-Q2 and ending December 31, 2010:

F2011-Q2

Concentrate grade
Lead concentrate –
Silver (grams per tonne)	6,046
Lead (%)	67
Zinc concentrate –
Silver (grams per tonne)	327
Zinc (%)	48

Production – contained metal
Silver (ounces)	126,017
Lead (pounds)	943,246
Zinc (pounds)	334,246

Sales volumes by payable metal
Silver (ounces)	45,306
Lead (pounds)	308,561
Zinc (pounds)	88,009

Other Keno Hill District Properties

In March 2010, Alexco initiated its calendar 2010 exploration program at its Keno Hill properties. Major areas of focus for the 2010 surface program were the Silver King, Lucky Queen, Onek, Flame & Moth and Bermingham historical mine areas, as well as new targets within the district not directly associated with former mines and which had been identified as a result of work done on regional stratigraphy and correlation of structural observations. The field program was completed by mid December and entailed approximately 25,000 meters of surface drilling for the year, in addition to 4,900 meters of underground diamond drilling at Bellekeno that was focused on the lower Bellekeno East Zone and the lower Southwest Zone resources. The 2010 surface exploration program costs are being funded by the proceeds from the $9.5 million flow-through financing completed in December 2009.

Significant results announced to date from the ongoing 2010 surface exploration program include those pertaining to drilling on the Onek property, in news releases dated October 6, 2010 entitled “Alexco Intersects 10.4 Meters of 44.3 Ounce Per Ton Silver, Expands Onek Zinc-Silver Deposit at Keno Hill”; dated November 1, 2010 entitled “Alexco Receives Balance of Assays from Onek Zinc–Silver deposit; Indium Association Confirmed”; and dated February 2, 2011 entitled “Alexco Receives Balance of Assays from Onek Zinc-Silver Deposit Drill Program; Mineralization Extended”. The current program has confirmed that significant widths of indium-bearing zinc-silver and silver-zinc mineralization at Onek extends at least 500 meters along strike, 220 meters down dip, and remains open to the southwest and down plunge. Although not yet drilled off, the Onek deposit is emerging as a distinctly zoned body, with high silver grades in the upper portion of the deposit and zinc-indium rich mineralization at depth. Onek is located approximately 1.5 kilometers northwest of the Bellekeno mine, and approximately 1 kilometer from the newly completed ore processing mill.

In addition, in a news release dated January 24, 2011 entitled “Alexco Identifies New 6.4 to 8.9 Meter Wide Silver Mineralized Zone at Bermingham, Keno Hill, Yukon”, the Corporation announced drill results that confirmed the presence of significant silver mineralization with minor base metals in a broadly mineralized structure in the vicinity of the historical Bermingham mine. This mineralization occurs on the southwest extension of the same structural zone that hosted the Hector Calumet ore deposit, which historically produced approximately 96 million ounces of silver at an average grade of 35 ounces per ton.

Other results were announced in a news release dated December 16, 2010 entitled “Alexco Confirms Extension of Lucky Queen Silver Deposit”, and further results from the 2010 surface exploration program are expected to be released over the course of the coming months as the balance of the program’s assay results are received, analyzed and compiled.

Consulting Services

Under AEG, the Corporation operates an environmental consulting business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants Ltd. (“Access”), Alexco Resource U.S. Corp. and Elsa Reclamation & Development Company Ltd. (“ERDC”), the Corporation provides a variety of mine related environmental services including management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning. The Corporation also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

AEG operating results in the second quarter of fiscal 2011 improved compared to the second quarter of fiscal 2010. Revenues totaled $1,733,000 during F2011-Q2 compared to $938,000 during F2010-Q2. Gross profit for F2011-Q2 was $469,000 for a margin of 27.1%, compared to a gross profit of $116,000 and a margin of 12.4% for the same period in 2010. The contractually-driven decline in care and maintenance revenues in the Keno Hill district between these periods under the Subsidiary Agreement (see below) was more than offset by increased revenues realized both from additional services provided to Government within the Keno Hill district, particularly accelerated services pertaining to closure reclamation activities in addition to increased closure reclamation plan development activities, and from growth in the level of services provided to AEG’s private sector clients.

As part of the Corporation’s acquisition of its original property interests in the Keno Hill district, ERDC entered into an agreement (the “Subsidiary Agreement”) with the Government of Canada and the Government of Yukon (collectively, “Government”). Under the Subsidiary Agreement, ERDC is retained by Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM properties. The Subsidiary Agreement provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM properties, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives agreed commercial contractor rates when retained by government to provide consulting services in the Keno Hill district outside the scope of care and maintenance and closure reclamation planning under the Subsidiary Agreement.

General, Administration and Corporate

General and administrative expenses during the three months ended December 31, 2010 were $1,804,000 compared to $1,633,000 in 2010, with the increase attributed primarily to increased expenses for business development, investor relations, salaries and stock-based compensation, partially offset by lower professional fees and increased foreign exchange gains.

Interest income was $34,000 for F2011-Q2 compared to $11,000 in F2010-Q2. Interest income varies by period depending on the Corporation’s average balances of cash, cash equivalents and deposits on hand through the period and on prevailing market yields on the bankers’ acceptances and term deposits in which the Corporation’s funds are generally invested.

Outlook

With respect to Bellekeno and as discussed above, commercial production has been declared to have been achieved as of January 1, 2011. Consistent with the Development Plan, the mine and mill are initially targeted to operate at a 250 tonne per day throughput rate, producing both lead and zinc concentrates. Based on the current mine plan, for the full 2011 calendar year Alexco estimates production from Bellekeno will total approximately 2.8 million ounces of silver, 18 million pounds of lead and 8 million pounds of zinc. While this represents management’s best estimate of production volumes over the coming year, there is nonetheless a relatively high degree of uncertainty in the projection given that Bellekeno has only just achieved commercial production and accordingly has not yet established a production track record (see “Risk Factors – Operation of the Bellekeno Mine”).

With respect to the economic climate, prices for silver, lead and zinc, being the primary metals found in the Bellekeno resource in particular and within the Keno Hill district historically, have remained generally strong through most of the past 12 months, and consensus analyst commodity price forecasts remain cautiously optimistic. Spot prices as at the date of this MD&A are approximately US$30.36 per ounce silver, US$1.18 per pound for lead and US$1.12 per pound for zinc and the Canadian-US exchange rate is approximately US$1.01 per CAD. Based on a consensus of recent analyst commodity price forecasts, over the next two calendar years silver prices are forecast to average in the range of US$26.00 to US$27.00 per ounce, lead prices are forecast to be in the range of US$1.00 to US$1.10 per pound and zinc prices are forecast to be approximately US$1.05 per pound, with the Canadian-US exchange rate forecast at between US$0.98 and US$1.00 per CAD (see “Risk Factors”, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” and “General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability” thereunder).

Following field completion of the 2010 Keno Hill exploration program and as noted above, Alexco expects to continue to release results from the program over the coming months as assay results are received, analyzed and compiled. From those results, by mid calendar 2011 Alexco expects to develop initial resource estimates for one or more of its Onek, Lucky Queen and Silver King properties, and also to complete an evaluation, ranking and prioritization exercise in respect of those properties to determine their near-term development potential. Subject to those evaluations, Alexco will seek to aggressively advance its exploration and development plans for these properties, which plans may include re-accessing and rehabilitating former underground workings to enable advanced exploration and definition drilling while preparing preliminary mine plans and economic analyses if appropriate. Of the net cash proceeds of $38.8 million raised through the equity financing completed in December 2010, $35 million has been allocated for the purpose of enabling such plans to be quickly and aggressively implemented. Also during calendar 2011, Alexco expects to formally incorporate the results of the underground drilling at Bellekeno into an updated Bellekeno resource estimate and mine plan. With respect to the Elsa tailings project, Alexco is now accelerating ongoing work on its studies to assess tailings process alternatives and preliminary economics including metallurgical recovery tests, with a view to determining that project’s near-term development potential during calendar 2011 as well.

With respect to AEG, its consulting services division, the Corporation remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Government and in accordance with the Subsidiary Agreement, and continues to service its private sector client base in the Yukon through Access. AEG intends to continue expanding its environmental services activities, throughout northern Canada, in the United States and elsewhere through North and South America. AEG is seeking to leverage increased activity in the mining industry arising from a strong commodity sector, and particularly in the Yukon which is currently experiencing high growth in mineral exploration and development. The Corporation notes, however, that growth in AEG will at least partially be offset by continuing declines in the revenue from its care and maintenance activities under the Subsidiary Agreement during the period required to obtain acceptance and regulatory approval from Government for the Keno Hill district closure reclamation plan.

Summary of Quarterly Results

Key financial information for the first quarter of the 2011 fiscal year as well as the quarters spanning the two most recent fiscal years is summarized as follows, reported in thousands of dollars except for per share amounts:

(unaudited)				Loss per Share	Expenditures on
		Gross Profit		(Basic and Fully	Mineral
Period	Revenue	(Loss)	Net Loss	Diluted)	Properties

F2009-Q1	1,537	518	(659)	($0.02)	6,287
F2009-Q2	1,557	258	(5,017)	($0.13)	6,602
F2009-Q3	1,242	259	(1,730)	($0.04)	5,589
F2009-Q4	1,482	(646)	(2,167)	($0.05)	6,467
F2009 Total	5,818	389	(9,573)	($0.24)	24,945
F2010-Q1	1,512	479	(722)	($0.02)	3,642
F2010-Q2	938	116	(1,449)	($0.03)	1,867
F2010-Q3	1,281	743	(1,529)	($0.03)	4,793
F2010-Q4	910	433	(1,519)	($0.03)	9,391
F2010 Total	4,641	1,771	(5,219)	($0.11)	19,693
F2011-Q1	1,653	473	(350)	($0.01)	12,262
F2011-Q2	1,733	469	(839)	($0.02)	8,156
F2011 YTD	3,386	942	(1,189)	($0.03)	20,418

The reduced gross margins in F2009-Q2 and F2009-Q4 include estimated provisions recorded in those quarters for losses under the Subsidiary Agreement contract of $120,000 and $1,030,000 respectively, and the increased gross margin in F2010-Q3 includes a gain of $237,000 from a favourable re-assessment of that estimated provision. The net losses of each of F2009-Q3 and F2010-Q3 reflect costs associated with the Corporation’s annual awards of cash bonuses and incentive stock option grantings to its employees, including resultant stock-based compensation expense recognitions of $507,000 and $671,000 respectively. The net loss in F2009-Q2 reflects the impact of increased professional fees relating to the Silver Wheaton agreement and impairment write-downs recorded that quarter of $852,000 in respect of intangible assets, $2,430,000 in respect of the Brewery Creek mineral property and $917,000 in respect of goodwill, partially offset by future income tax recoveries totaling $931,000. The increased mineral property expenditures in F2009-Q1 through F2009-Q4 reflects the commencement of development of the underground decline and the initiation of the underground drill program at the Bellekeno property. The increased mineral property expenditures in F2010-Q3 and Q4 and F2011-Q1 reflects the progression of the construction and development phase of the Bellekeno mine project, as well as the commencement of the calendar 2010 exploration program at the Keno Hill properties. The decrease in F2011-Q2 mineral property expenditures reflects the completion of the construction, development and commissioning phase of the Bellekeno mine and ore processing complex, including the establishment of opening inventories balances upon such completion, as well as the offsetting credit for revenue recognized from concentrate sales during the commissioning phase, as well as the impact of the wind-down through the quarter of the 2010 Keno Hill exploration program.

Liquidity and Capital Resources

At December 31, 2010, the Corporation had cash and cash equivalents, including short term restricted cash and deposits, of $46,137,000, and net working capital of $46,707,000. In addition, as at that date a total of US$2,454,000 of the Silver Wheaton deposit funds remained to be drawn down, the full amount of which was received in January 2011 following satisfaction of the initial completion test for Bellekeno. The Corporation has no investments in asset backed commercial paper and faces no known liquidity issues in any of its investments.

Cash used in operating activities was $1,624,000 for the three months ended December 31, 2010 versus $1,266,000 in 2009, with the difference relating primarily to working capital timing differences. Cash used in investing activities was $20,190,000 for the three months ended December 31, 2010, versus $2,306,000 in 2009. Of the net cash expended on investing activities in F2011-Q2, approximately $21.3 million pertained to Bellekeno mine construction, development and commissioning expenditures and another $1.4 million pertained to exploration activity in the Keno Hill district, with the balance attributed primarily to timing differences between the receipt and expenditure of Silver Wheaton deposit funds which are recorded in restricted cash and deposits.

Under the silver purchase agreement with Silver Wheaton, the Corporation is receiving advance deposit payments totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price with each ounce of silver delivered. The agreement also provides that prior to meeting an initial completion test based on production throughput, all deposit payments received from Silver Wheaton could only be expended on the construction, development and commissioning of the Bellekeno mine.

Under the agreement, Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill district mineral properties, if and when such payable silver is produced. The balance of deposit payments received is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of deposit payments received and not yet reduced if Silver Wheaton exercised its right to terminate the agreement in an event of default by the Corporation, which would include a failure to meet certain Bellekeno mine construction and start-up milestones. The Corporation will be required to refund a pro-rata portion of the balance of the deposit not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day by December 31, 2013.

An initial deposit payment under the agreement of US$15 million (C$18,210,000) was received by the Corporation in December 2008 and recorded in restricted cash and deposits. The remaining US$35 million is being paid on a monthly draw-down basis to fund the Bellekeno mine development and infrastructure and ore processing mill construction costs, subject to certain conditions including the Corporation having sufficient committed funds available to complete construction and achieve production within specified time frames. As of December 31, 2010, a total of US$32,546,000 (C$33,282,000) of these remaining Silver Wheaton funds had been received. As noted above, the final deposit amount of US$2,454,000 was received in January 2011 following satisfaction of the initial completion test for Bellekeno.

On December 23, 2010, the Corporation completed a bought deal equity offering of 5,000,000 common shares of the Corporation at a price of $8.20 per share to raise gross proceeds of $41,000,000 pursuant to a short form prospectus. Net cash proceeds of the offering, after the underwriters’ commission of 6% and other cash issuance costs, were $38,235,000. The underwriters also received a total of 200,000 broker warrants, exercisable to acquire one common share at an exercise price of $8.50 and expiring December 23, 2011. Of the net proceeds, $35 million has been allocated for the purpose of enabling the aggressive advancement of the Corporation’s exploration and development plans at various of its Keno Hill district properties, subject to the results of an evaluation, ranking and prioritization exercise in respect of those properties to determine their near-term development potential. The balance has been allocated for general working capital purposes.

As of December 31, 2010, the Corporation had fully met its obligations to incur renounceable exploration expenditures under all previously-issued flow-through shares.

With its cash resources and net working capital on hand at December 31, 2010, and combined with the remaining draw-down funds Alexco has receiving from Silver Wheaton in January 2011 plus net cash flows from Bellekeno mine operations, the Corporation anticipates it will have sufficient capital resources to carry out all of its currently-anticipated calendar 2011 exploration and development programs, and service the working capital requirements of its consulting services business and its corporate offices and administration, for at least the next 12 month period. However, as with any mine start-up project and as noted above under “Risk Factors”, the results of operations from the Bellekeno mine involve significant inherent risks that could result in material unanticipated capital and operating costs to the Corporation. Furthermore, as non-renewable resources, mines by their nature have a finite life. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation may eventually require additional funding.

The Corporation has historically obtained its main source of funding from equity issuances, though will consider all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of continued access to finance in the future, and an inability to secure such finance may require the Corporation to substantially curtail and defer its planned exploration and development activities.

Share Data

As at the date of this MD&A, the Corporation has 59,193,106 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 5,259,747 and 200,000 common shares respectively.

Use of Financial Instruments

All of the Corporation’s cash and cash equivalents at December 31, 2010 were held in the form of demand deposits. The Corporation’s restricted cash and deposits were held in the form of term deposits and demand deposits. The Corporation’s only other financial instruments were its trade and other accounts receivable and its accounts payable and accrued liabilities.

At December 31, 2010, a significant majority of the Corporation’s restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed. The balance of the Corporation’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though all term deposits held at December 31, 2010 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values. The carrying amounts of the Corporation’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values. The Corporation holds no derivative instruments, and has not employed any hedging activities. The fair values of all of the Corporation’s financial instruments measured at December 31, 2010 constitute Level 2 measurements within the fair value hierarchy defined under Canadian GAAP.

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables, and the Corporation’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables, and has increased its focus on credit risk given the impact of the current economic climate on its customer base. The Corporation considers the risk of loss to be significantly mitigated due to the financial strength of the Corporation’s major customers, which include government organizations as well as substantial corporate entities. As at December 31, 2010, no material provision had been recorded in respect of impaired receivables.

The Corporation currently has only limited exposure through its financial instruments to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Should the Corporation be successful in its efforts to increase the consulting services provided in the US market, its exposure through its financial instruments to exchange rate risk would accordingly be increased. The Corporation’s exposure through its financial instruments to exchange rate risk is also expected to increase with the commencement of commercial production from the Bellekeno mine, as while the mine’s operating costs will be primarily denominated in Canadian dollars its revenues will be primarily denominated in US dollars.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

During the three months ended December 31, 2010, the Corporation incurred $26,000 (2009 – $24,000) in respect of rent expenses for office space under an agreement with Access Field Services, a company owned by certain individuals who are, or were at the time, executive officers of the Corporation and its subsidiary Access. At December 31, 2010, accounts payable and accrued liabilities include $9,700 due to Access Field Services (June 30, 2010 – $5,400).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action.

The critical accounting estimates used in preparing the Corporation’s financial statements are listed below.

Future Commodity Prices and Foreign Currency Exchange Rates

Management’s estimation of future commodity prices and foreign currency exchange rates is an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of asset retirement obligations, the estimation of revenues and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Estimates are made by management regarding year-by-year prices and rates looking forward approximately three to four years, as well as for long-term prices and rates.

With respect to estimates of commodity prices and foreign currency exchange rates used in preparing the financial statements during F2011-Q2, management has determined its best estimates of pricing for silver ranging from near-term US$27.00 to long-term US$18.00 per ounce; for gold ranging from near-term US$1,400 to long-term US$1,100 per ounce; for zinc ranging from near-term US$1.05 to long-term US$0.80 per pound; for lead ranging from near-term US$1.10 to US$0.70 per pound; and for the Canadian dollar ranging from near-term US$1.00 to long-term US$0.96.

Commodity prices and foreign currency exchange rates are by nature difficult to predict and highly volatile, responding to changes in domestic, international, political, social and economic environments (see “Risk Factors”, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” thereunder). Although management makes its best estimates of these prices and rates at each reporting period, such estimates are nonetheless subject to a significant amount of inherent uncertainty. Changes in such prices and rates over time could result in material adjustments in the future to other estimates and assumptions on which they are based, and material variances of actual results from prior estimates and assumptions.

Mineral Properties

The Corporation records its interests in mineral properties at cost. Exploration and development expenditures relating to mineral properties that the Corporation has acquired, or has the right to acquire, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed.

Management of the Corporation reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

As at December 31, 2008, management undertook an impairment review of the carrying amount of the Corporation’s mineral properties and as a result the Brewery Creek property was written down to a nominal value of $1,000.

Upon completion of the Development Plan, management carried out an impairment review of the carrying amount of the Bellekeno property, and based on that review concluded that the carrying amount was not impaired.

Management also concluded that with respect to all of Alexco’s mineral properties, as at December 31, 2010 there had been no events or changes in circumstances since the last impairment review which indicated that any of their carrying amounts may not be recoverable. Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to significant risks and uncertainties that may affect the determination of the recoverability of mineral property carrying amounts. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows to be generated from its properties.

Asset Retirement Obligations

The Corporation’s asset retirement obligations (“ARO”) relate to expected reclamation and closure activities at its mineral properties. The ARO are accreted to full value over time through periodic accretion charges. Evaluations of the ARO at each mineral property are based on formal reviews which are conducted by management annually at a minimum and otherwise upon the occurrence of significant new events or changes in circumstances. The Corporation prepares estimates of the timing and amount of expected cash flows associated with its ARO, retaining independent advisors where considered appropriate. The carrying amounts of its ARO are measured by discounting the expected cash flows using an appropriate interest rate.

At December 31, 2010, the Corporation’s ARO totaled $2,143,000 comprised of $1,765,000 relating to reclamation and closure activities to be performed at the end of the life of the Bellekeno mine, and $378,000 relating to presently-ongoing reclamation and closure activities at the Brewery Creek property including site reclamation and facilities removal and post-closure monitoring.

Approximately two thirds of the Brewery Creek ARO costs pertain to post-closure monitoring expected to span roughly the next ten years, with the balance pertaining to site reclamation and facilities removal expected to be completed within the next two years. The Corporation has determined the Brewery Creek ARO based on an evaluation report prepared by independent advisors. In accordance with Canadian GAAP, the Corporation has used the various classifications of probability within that report to determine the fair value of the ARO. The report included identification of additional contingent mitigation measures that might potentially be required, assessing the likelihood of such measures being required as “possible”, “unlikely” or “very unlikely”. The ARO recorded in respect of Brewery Creek at December 31, 2010 of $378,000 materially provides for all planned activities plus all contingent mitigation measures with an assessed likelihood of “possible” and “unlikely”. In the highly unlikely event that all identified contingent mitigation measures should be required, including those with an assessed likelihood of “very unlikely”, this Brewery Creek ARO would need to be increased to approximately $2.3 million.

The Bellekeno ARO has been determined by the Corporation based on the evaluations and estimations prepared internally and used in support of the determination of the reclamation security posting requirements under the operating permits issued by the Yukon Government for the Bellekeno mine. The ARO recorded to December 31, 2010 reflects the obligation relating to the stage of progress of the mine development, construction and commissioning at that time. Given that mine production has only recently commenced, the Corporation considers it very unlikely that actual reclamation and closure activities relating to that stage of progress would be materially greater than the ARO as currently recorded.

Management’s determination of the Corporation’s ARO is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the Corporation’s ARO may therefore vary materially from those anticipated by the ARO currently recognized in its balance sheet, and periodic re-evaluations of that ARO may result in material changes to its balance.

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization. Amortization for patents is calculated on a straight-line basis over their estimated useful lives. The Corporation assesses the recoverability of definite life intangible assets if there are indications of impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. When the carrying value of an intangible asset is greater than its net recoverable amount as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

As at December 31, 2008, management undertook an impairment review of the carrying amount of the Corporation’s intangible assets and as a result the Corporation recognized write-downs of its intangible assets totaling $852,000, of which $253,000 was in respect of its reclamation project assets and $599,000 was in respect of its patent assets.

During F2011-Q1, intangible assets were written down by $123,000, being the carrying amount of a patent application the Corporation abandoned during the period. As at December 31, 2010, management concluded that there had been no events or changes in circumstances since the last impairment review which indicated that the carrying amount of any of its other intangible assets was impaired. Management’s estimates of the various factors affecting its assessment of the recoverability of the carrying amount of its intangible assets are subject to significant risks and uncertainties that may affect the determination of that recoverability. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows to be generated from its intangible assets.

Revenue Recognition

Revenue from sale of concentrate is recognized when the significant risks and rewards of ownership of the concentrate have been transferred to the customer in accordance with the agreements entered between the Corporation and its concentrate off-taker, based on the estimated prices for contained payable metal on which final settlement will be determined. The exposure to changes in metal prices between initial revenue recognition and final settlement represents an embedded derivative. As final settlements are generally determined based on metal prices determined in quotational periods that can be up to a number of months in the future, the amount of initial revenue recognition and the market value of the embedded derivative are subject to significant uncertainties arising from the need to estimate the future metal prices on which such final settlements will be based.

Revenue from all consulting services is recognized under the proportional performance method based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Where the Corporation commits to provide service deliverables under a fixed price contract, estimated costs remaining to complete the contract are regularly reviewed and full provision is made immediately for any anticipated loss.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out environmental care and maintenance activities at various sites in the Keno Hill district during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill district closure reclamation plan, for annual fees based on an annually-determined fixed fee benchmark adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. That the portion of the annually-determined fee benchmark which is billable each year by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities. The total amount of estimated care and maintenance fees over the remaining anticipated care and maintenance period is recognized as revenue over that period on a straight-line basis. The Corporation could incur significant costs over the period it undertakes such care and maintenance activities, particularly if acceptance and approval of the closure reclamation plan and commencement of reclamation activities should be significantly delayed.

Each quarter, management reviews its estimates of when the care and maintenance period will end, and the fees ERDC will bill and the care and maintenance costs it will incur over the remainder of that period. During F2011-Q2, the balance of the loss provision liability was reduced by a reversal of $60,000 due to favourable results realized during the quarter.

Recognition of all revenue is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

Stock Options and Warrants

The Corporation accounts for stock options at fair value. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model. Determining the inputs required for option pricing models requires highly subjective assumptions including the expected price volatility and the expected life of the option or warrant. Changes in these subjective inputs can materially affect the result, and therefore any such model does not necessarily provide a reliable single measure of fair value.

Future Income Taxes

The Corporation uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is estimated and recorded.

Changes In and Initial Adoption of Accounting Policies

For interim and annual financial statements relating to its fiscal year commencing July 1, 2011, the Corporation will be required to adopt new Canadian Institute of Chartered Accountants (“CICA”) Accounting Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Handbook Section 1582 replaces existing Handbook Section 1581 “Business Combinations”, and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 “Consolidated Financial Statements”.

Handbook Sections 1582, 1601 and 1602 collectively require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests to be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Corporation has not yet determined the effect if any that the adoption of these new standards will have on its consolidated financial statements.

As discussed above (see “Outlook”), the Bellekeno mine commissioning phase was implemented during F2011-Q2, and the mine has been determined to have achieved commercial production as of January 1, 2011. As this is the first time the Corporation’s business activities have included the operation of a producing mine, in respect of such new activities the Corporation has been required to adopt accounting policies with respect to inventories and revenue recognition.

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore extracted from the mine is stockpiled and subsequently processed in concentrate form for sale. As required under Canadian GAAP, ore in stockpiles and concentrate will be valued at the lower of cost and net realizable value, with cost comprising all mining and processing costs incurred, including labour, consumables, production-related overheads, amortization of production-related property, plant and equipment and depletion of related deferred exploration and development costs. Materials and supplies will be valued at the lower of cost and replacement cost, with cost based on landed cost of purchase.

With respect to revenue recognition, management has determined that revenue from sale of concentrate will be recognized when the significant risks and rewards of ownership of the concentrate have been transferred in accordance with the agreements entered between the Corporation and the concentrate off-taker, based on the estimated prices for contained payable metal on which final settlement will be determined. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative will be recorded in accounts receivable and marked to market each period, with changes in value each period being reported as an adjustment to revenue. Management anticipates the most significant new accounting estimates will be with respect to estimating the future metal prices on which final settlement of concentrate sales will be based; determining the appropriate amortization basis for mine-related property, plant and equipment; determining the appropriate depletion basis for the Bellekeno mineral property carrying amount; and the determination of the asset retirement obligation pertaining to the Bellekeno mine.

Adoption of International Financial Reporting Standards

Under a pronouncement issued by the Canadian Accounting Standards Board in February 2008, effective for its fiscal year commencing July 1, 2011 the Corporation will be required to adopt International Financial Reporting Standards (“IFRS”) in replacement of Canadian GAAP, including restatement of amounts reported for comparative purposes.

Management’s IFRS changeover plan comprises three phases. The first is scoping and planning; the second is detailed assessment and evaluation; and the third is implementation. Management has completed the first phase, identifying and prioritizing areas of difference between Canadian GAAP and IFRS that are expected to be significant for Alexco; completing a preliminary evaluation of the expected impact on other key elements including information technology and data systems, internal control over financial reporting, disclosure controls and procedures, investor relations, financial reporting personnel and training needs; and developing a project timeline for the transition.

The second phase of the plan is currently in progress, with management now conducting detailed assessments and evaluations of the identified areas of relevant accounting policy difference, including quantification of the impact of such differences. Management is also developing detailed plans to manage and mitigate the impact of changeover on the other key elements. This second phase of the plan is expected to be completed by mid calendar 2011, with one objective of this timeline being to provide management the opportunity to review and assess the experiences of other Canadian publicly-reporting entities in the implementation of their changeover to IFRS, particularly those with fiscal years ending December 31. To the extent appropriate, management will incorporate the results of that review and assessment into its evaluations and quantifications of relevant areas of accounting policy difference and its development of detailed implementation plans.

The third phase, implementation, has also been initiated. Significant components of the implementation phase pertaining to accounting policies will include finalization of which optional exemptions will be applied under IFRS 1; finalization of the opening balance sheet under IFRS; completion of transitional reconciliations from Canadian GAAP to IFRS pursuant to IFRS 1; preparation of draft shell IFRS-compliant financial statements; and finalization of external auditor review. With respect to personnel and training needs, the key personnel involved in the development and execution of the changeover plan have undergone training, and training plans are also being developed for key personnel who will be involved in the balance of the implementation phase including members of the Corporation’s audit committee and board of directors. For the remaining key elements, management has determined that the impact of changeover is not likely to be significant, requiring only minor modifications to those systems, controls and procedures, but will re-assess that determination once the second phase of the plan has been completed. The Corporation is currently substantially on track with its changeover project timeline, and management expects to meet its financial reporting requirements through the transition period within the timeframes required under applicable securities regulations.

With respect to accounting policies, significant areas of difference between Canadian GAAP and IFRS have been identified to date which are likely or potentially significant to Alexco. While the quantitative impact of these differences on the Corporation’s future financial position and results of operations has not yet been determined, the differences in general are summarized as follows.

Property, Plant and Equipment

Under Canadian GAAP, the cost of items of property, plant and equipment made up of significant separable component parts is allocated to the component parts when practicable. Under IFRS (IAS 16), the cost of such items must be allocated to their significant component parts, without consideration of practicability, with each component part then depreciated separately. Such componentization may result in changes to recorded depreciation charges.

Asset Retirement Obligations

Under Canadian GAAP, asset retirement obligations are measured based on the fair value of future estimated retirement expenditures, with the initial liability and any subsequent downward revisions of the future estimated expenditures discounted using the historical credit-adjusted risk-free rate effective at the time of original recognition. Subsequent upwards revisions of the future estimated expenditures are discounted using the credit-adjusted risk-free rate effective at the time of revision, creating a layering concept. Under IFRS (IAS 37), at each reporting date such expenditures are discounted using a rate that reflects then-current market assessments of the time value of money and the risks specific to the liability, eliminating the layering concept. This difference may result in changes to the Corporation’s recorded asset retirement obligations at any given reporting date.

Impairment of Assets

Under IFRS (IAS 36), both the testing for impairment of assets and the determination of impairment losses differ from Canadian GAAP. IFRS removes the undiscounted cash flow test under Canadian GAAP for impairment testing, and instead uses a one-step process comparing the carrying amount to the greater of value in use based on discounted cash flows, and fair value less costs to sell. An impairment loss is recorded for any shortfall. In addition, under IFRS, subsequent reversals of impairment losses are recognized in the periods the reversals occur. Under Canadian GAAP, subsequent reversal of impairment losses is not permitted. These differences may result in changes to the carrying amounts of the Corporation’s assets as well as its recorded impairment losses, including the potential recording of impairment reversals.

Income Taxes

Under IFRS (IAS 12), deferred income taxes, referred to as future income taxes under Canadian GAAP, are not recognized for temporary differences that arise from differences between the fair values and tax bases of assets acquired in transactions other than a business combination. Under Canadian GAAP, future income taxes are recognized for such temporary differences and affect the carrying value of the related asset. These differences may result in changes to the Corporation’s reported future income tax assets and liabilities, as well as certain assets with carrying values affected by such differences including deferred exploration and development costs.

Recognition and Measurement of Financial Instruments

The recognition and measurement of financial instruments under IFRS (IAS 39) differs from Canadian GAAP in certain respects, including no allowance for a choice in the policy for accounting for transaction costs, certain differences in when changes in carrying value are recognized through net income versus other comprehensive income, and certain differences in the circumstances under which embedded derivatives are recognized. These differences could result in changes to the Corporation’s reported financial assets and liabilities.

IFRS 6, “Exploration for and Evaluation of Mineral Resources”

With respect to the accounting for mineral resource exploration and evaluation expenditures, the policies outlined under IFRS 6 are substantially similar to those established under Canadian GAAP, including allowing the Corporation the choice to either expense or capitalize such expenditures so long as the chosen policy is consistently applied. Though management’s evaluation of IFRS 6 remains ongoing as part of the second phase of its changeover plan, at this time it is anticipated that the accounting policies the Corporation will adopt under IFRS with respect to mineral resource exploration and evaluation expenditures will be substantially similar to those it currently applies under Canadian GAAP.

First Time Adoption of IFRS

Under IFRS 1, “First-time Adoption of International Financial Reporting Standards”, entities adopting IFRS for the first time are provided with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. As part of the second phase of its changeover plan, management is currently analyzing the various optional exemptions available for the purpose of determining which if any it will elect to apply upon the Corporation’s adoption of IFRS.

Internal Control Over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to the Corporation’s business activities. Such risk factors could materially affect the Corporation's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation's business and operations. Other specific risk factors are discussed elsewhere in this MD&A.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Figures for the Corporation's Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

  reserve, resource or other mineralization estimates will be accurate; or
  mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Corporation's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineral resources.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill district, other than with respect to the Bellekeno property, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill district has been one of fluctuating fortunes, with new technologies and concepts reviving the district numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out environmental care and maintenance activities at various sites in the Keno Hill district during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill district closure reclamation plan, for annual fees based on an annually-determined fixed fee benchmark adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annually-determined fee benchmark which is billable each year by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities. The Corporation could incur significant costs over the period it undertakes such care and maintenance activities, particularly if acceptance and approval of the closure reclamation plan and commencement of reclamation activities should be significantly delayed.

Operation of the Bellekeno Mine

The decision by the Corporation to proceed with the construction and development of the Bellekeno mine was based on the Development Plan, which included estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve these production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation’s future cash flows, profitability, results of operations and financial condition. The Corporation’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineable resources, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation's mine reclamation and remediation business, require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including but not limited to the Bellekeno mine project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with the Corporation could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on the Corporation. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Consulting Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for the Corporation's consulting services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Corporation's services.

Two of the Corporation’s customers accounted for a combined 53% of revenues in the 2010 fiscal year. The loss of, or a significant reduction in the volume of business conducted with, these customers could have a significant detrimental effect on the Corporation’s environmental consulting services business.

The patents which the Corporation owns or has access to or other proprietary technology may not prevent the Corporation's competitors from developing substantially similar technology, which may reduce the Corporation's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Corporation's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for the Corporation's mine reclamation and remediation services and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

Potential Profitability Of Mineral Properties Depends Upon Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation’s control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Corporation’s projects.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect the Corporation's growth and profitability. Specifically:

  a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and the Corporation’s overall liquidity;

  the volatility of silver and other commodity prices would impact the Corporation’s revenues, profits, losses and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Corporation’s operating costs; and

  the devaluation and volatility of global stock markets could impact the valuation of the Corporation’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Cautionary Statement on Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws concerning the Corporation's anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results of exploration and development activities; actual results of mining activities; actual results of consulting operations; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (2) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with those anticipated in the Bellekeno Development Plan, (3) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; and (4) any additional financing needed will be available on reasonable terms. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors” herein.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not otherwise comply with NI 43-101, using the historical terminology, if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and if so includes an explanation of the differences; and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning certain of the Corporation’s properties described herein.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.